SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 18, 2004

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile
(Address of principal executive offices)

Form 20-F ✓     Form 40-F

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No ✓

Santiago, March 16, 2004.

Mr.Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
1449 Libertador Bernardo O’Higgins Avenue

Ref.:	Reports Material Event. Registration in the Registry of Securities N°0593

Dear Sir:

In compliance with that which is stipulated in section 9th, second clause of the 10th section of Law Number 18.045 and paragraph 2.2 of Section II of the General Regulations Number 30 of this Superintendency, we hereby report to you the Material Event that is described below.

During the session that took place on December 23, 2003, the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”) agreed to proceed with the issuance of 250 million common, registered payment shares of a single series, originally authorized at the eleventh general extraordinary shareholders’ meeting of D&S on May 23, 2002. Such agreement that was adopted as a reserved issue, changed such status on January 6, 2004, as indicated by the Board of Directors during the session that was held on such date. As a result of the foregoing, the Superintendency was advised on the 7th of January about the material event relating to the issuance agreement that is part of your antecedents.

D&S hereby notifies the Superintendency as a Material Event that on March 15, 2004, its Board of Directors agreed that a portion of the shares mentioned in the previous paragraph would be offered in the United States of America, on the New York Stock

Exchange, in the form of ADRs (American Depositary Receipts), as such term is defined by form letter number 1375 of the Superintendence of Securities and Insurance

Cordially yours,

Juan Cristóbal Lira Ibáñez
General Manager

c.c.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: March 18, 2004